February 22, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:    Palmerston Stock Agency, Inc.
Amendment No. 2 to Registration Statement on Form S-l Filed on February 8, 2011 File No. 333-170566

Dear Mr. Stickel:

We represent Palmerston Stock Agency, Inc. (“Palmerston” or, the “Company,” “we,” “us,” or “our”).  By letter dated February 16, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments to the Registration Statement on Form S-1 originally filed on February 8, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

1.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response: The Company will update the financial statements as necessary to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

2.	Please provide a currently dated consent from the independent public accountant in any future amendments to the S-l registration statement.

Respnse: A currently dated consent is included in the amended registration statement.

Calculation of Registration Fee

3.
We note your response to our prior comment four.  However, based on your disclosure on pages F-4 and F-14, it appears that the issuance of 4,000,000 shares took place on January 21, 2010, not January 20, 2010.  Please revise your disclosure on pages F-8 and F-17 for consistency or advise.

Response: The disclosure has been revised to be consistent throughout.

4.
We note your response to our prior comment five. Please revise your disclosure here and on page 6 to reflect that you determined your price based on a four (4) cent increase from the price your shares were sold to the shareholders in a private placement or advise.

Response: The disclosure has been revised to reflect that the Company determined its price based on a four (4) cent increase from the price its share were sold to the shareholders in the private placement.

Overview, page 1.

5.
We note your response to our prior comment seven. However, please disclose consistently in your prospectus who serves as your secretary, Mr. Michael Raleigh or Mr. Scott Raleigh.  If Mr. Scott Raleigh does not hold a position with the company, please delete the reference to his experience as a stock agent.

Response: The disclosure throughout the registration statement has been revised to be consistent throughout.

Our Operating Strategy, page 11

6.
We note your response to our prior comment 12 and reissue in part. Please update your disclosure in the sixth full paragraph on page 11 to state that you will not be able to commence business until the 2012 market, at the earliest.

Response: The disclosure has been updated to reflect that business will not commence until the 2012 market at the earliest.

Signatures, page 27

7.
We note your response to our prior comment 15 and reissue in part.  Please revise your signature section to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors sign your registration statement in their individual capacities.

Response: The signature page has been revised to your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors signing the registration statement in their individual capacities.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN